EXHIBIT 99.1

ASM: TSX/NYSE American
Avino Silver & Gold Mines Ltd.	T (604) 682 3701
Suite 900-570 Granville Street	F (604) 682 3600
Vancouver, BC V6C 3P1	www.avino.com

NEWS RELEASE

February 10, 2022

AVINO 2022 OUTLOOK - LOOKING FORWARD TO A PROSPEROUS YEAR;

AND REVIEW OF 2021 MILESTONES ACHIEVED

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE, “Avino” or “the Company”) is pleased to provide its outlook for 2022 and a recap of the highlights from 2021.

“We are very pleased with the 2021 production results, in particular the Q4 numbers, as they exceeded our expectations. In addition, there were many other positives for Avino in 2021”, said David Wolfin, President and CEO. “We resumed operations at the mine in August, we embarked on a comprehensive drill program, and the construction of the dry stack tailings facility with its environmental and safety advantages, is progressing well. Finally, in October, we announced the acquisition of La Preciosa property. I’ve commented previously about how this transaction could be transformational for Avino, and when the proposed transaction is closed, the increase to NI 43-101 mineral resources will be significant. We have much to look forward to in 2022 and beyond, production is steadily increasing, and we are ready to continue moving on a strategic path to future growth.”

2022 OUTLOOK

Capital Budget

It is expected that at current metal prices capital expenditures will be paid for by operating cash flows generated from mining operations during Q4 2021 & throughout 2022.

		Operations	Corporate	Consolidated
Growth Capital	US$M	$3.5 - $4.0	$0.5	$4.0 - $4.5
Exploration & Evaluation	US$M	$1.5 - $2.0	-	$1.5 - $2.0
Mine Development	US$M	$1.0 – $1.5	-	$1.0 – $1.5
Sustaining Capital	US$M	$0.5 - $1.0	-	$0.5 - $1.0
Total Capital Budget	US$M	$6.5 - $8.5	$0.5	$7.0 - $9.0

Growth Capital

The Company will continue with the completion of the Dry Stack Tailing Storage Facility, as well as the infrastructure associated with transporting the dry tailings. Outstanding costs for this project represent approximately $1.0 million for 2022. This project is expected to be fully operational in H2 2022 and brings the Company towards achieving the guidelines with the Global Industry Standard on tailings management.

Other budgeted growth capital expenditures include underground communications systems for increased haulage rates, new conveyor systems for concentrate transportation, new underground equipment, as well as new geological buildings and new community outreach buildings to promote social engagement with the local communities.

The Company will be performing the recommended metallurgical testwork on the Oxide Tailings Resource. Once completed and assuming results are conclusive, the existing PEA will be used as the framework for an updated study, either at the Pre-Feasibility Study (“PFS”) level or at the Feasibility Study (“FS”) level. The previous PEA was released in 2017, with the details Here. The Company will provide further updates on the Oxide Tailings Resource as the final assays come in, as well as any progress on the commencement of further economic studies such as a PFS or FS.

February 10, 2022 - Avino Silver & Gold Mines Ltd. – News Release

Avino 2022 Outlook - Looking Forward to a Prosperous Year;

And Review of 2021 Milestones Achieved

Production

For 2022, approximately 600,000 tonnes have been budgeted for processing at the Avino mine. Based on current metal prices, the Company expects to produce between 2.2M and 2.6M silver equivalent ounces*. The potential for reaching full capacity of 2,500 tpd, seven days per week, remains strong and the Company’s goals are to exceed the budgeted plans for 2022.

*The production estimate does not constitute guidance as the estimate is based on mineral resources, not mineral reserves. Mineral resources do not have demonstrated economic viability.

Exploration & Evaluation

During the year, the Company plans to drill approximately 15,000 metres on the Avino property and will target the areas below the current mining area at Avino (ET Area), the Bart vein located very close to the Avino workings as well as La Potosina. Exploration targets may not be limited to these three areas, and during the year our priority targets may change if geological interpretations on other areas present enhanced opportunity. Additional holes may also be drilled on the Oxide Tailings Resource to determine if additional tonnage could be added to the existing 3.12 million tonnes.

Development

Development work is underway to increase haulage capacity through the connection to existing workings West of the ET Area. This connection will allow for one-way traffic closer to surface and reduce haulage bottlenecks.

In addition to the exploration budget, plant improvements have been approved for the previously mentioned dry stack tailings project as well. Additional plant improvements include upgrades to the digital infrastructure to allow for streamlined plant data capture and analysis and installation of conveyors from the filter area to the concentrate storage area.

Sustaining Capital

Sustaining capital for 2022 consists primarily of costs to perform overhauls of the existing mining fleet, as well as minor improvements to increase underground mine stability.

La Preciosa

The capital expenditures above do not include the $15 million acquisition cost associated with the Company’s announced acquisition of La Preciosa from Coeur Mining Inc. Once the transaction is closed and formal studies are completed, we will discuss our plans to integrating La Preciosa into Avino’s production profile.

2021 MILESTONES ACHIEVED

The capital expenditures for 2021 were expected to total between US$9 and US$11 million and included a drill program targeting areas and veins on the property, including the recommended drilling on the Oxide tailings, the construction of the dry stack tailings facility and metallurgical projects to help improve recovery rates.

We are pleased that the following objectives for 2021 were achieved.

•	Restart of Operations – Avino announced a successful return to mining operations after an extended Covid and labour related operational closure. Production results exceeded the Company’s expectations, laying the groundwork for a strong 2022. The closure did allow time for the Company to perform a number of important upgrades at the mill to improve metal recoveries.
•	2021 Production highlights:

o	Silver equivalent production – 842,373 oz*
o	Silver production – 245,372 oz
o	Gold production – 3,386 oz
o	Copper production – 1,869,306 lbs

In Q4 2021, AgEq was calculated using metals prices of $23.32 oz Ag, $1,783 oz Au and $4.40 lb Cu. In Q3 2021, AgEq was calculated using metals prices of $24.36 oz Ag, $1,790 oz Au and $4.25 lb Cu. Calculated figures may not add up due to rounding.

February 10, 2022 - Avino Silver & Gold Mines Ltd. – News Release

Avino 2022 Outlook - Looking Forward to a Prosperous Year;

And Review of 2021 Milestones Achieved

•	Increased Avino Mine underground operations: Underground mining operations continue to increase capacity. In 2021, 154,498 tonnes were processed.
•	Increase in feed grades from the Avino Mine: The silver grade remained flat year over year; however, gold grade and copper grade increased by 110% and 3%, respectively, when compared to 2020.
•	Recovery rates: Silver, gold and copper recovery rates were 89%, 76% and 91% respectively.
•	Acquisition of La Preciosa Project – This Advances Avino’s long term goal of expanding operations by adding a development-stage mineral property to our growth profile. La Preciosa hosts one of the largest undeveloped primary silver resources in Mexico and is located adjacent to Avino’s existing operations. Click Here to read the full news release from October 2021. The transaction is expected to close during Q1 2022.
•	Debt-Free – Final repayment of term facility made in September 2021. The $10 million prepayment was provided in 2015 by Avino’s strategic partner, Samsung C&T, for the construction of the 1,000 tpd Mill Circuit #3. This final repayment is a significant milestone for Avino.
•	Cash & Working Capital Increase – Cash and working capital at December 31, 2021, doubled over the year. The Company leveraged increased market activity through the strategic use of its At The Market sales offering and raised gross proceeds of $19M by way of issuing 10.5 million shares, representing a significant premium at US$1.81 per share.
•	Exploration Drilling – The Company focused on Phase 1 and exploring a number of targets on the property which resulted in encouraging results. Over 15,500 metres were drilled, above the original 2021 budget of 12,000 metres. Click Here to review our July 2021 drilling update. Click Here to review our January 2022 news release announcing further results from the 2021 program.
•	Dry Stack Tailings – Conversion to dry stack tailings is on track for completion in 2022 with the filter building nearing completion. We chose this method for its environmental, safety and economic advantages. Readers can view the progress by clicking Here.
•	Workforce Training – Avino is dedicated to building and maintaining a local workforce. Training programs that started in 2021 remain ongoing with the Company providing inclusive opportunities, with several female being trained in surface and underground production jobs.
•	Digital Transformation – During the year, the Company began to digitally transform certain areas at the mine to enhance efficiencies including mill automation and underground vehicle tracking.
•	Oxide Tailings Resource – The Company performed all the recommended drilling from the 2017 Preliminary Economic Assessment (“PEA”) during 2021, with final assays pending. Once the assays are completed and the data has been confirmed, the Company will provide further updates on the Oxide Tailings Resource.

Qualified Person(s)

Peter Latta, P.Eng, MBA, VP Technical Services, Avino who is a qualified person within the context of National Instrument 43-101 has reviewed and approved the technical data in this news release.

ADDITIONAL INFORMATION

Avino will release 2021 year-end financial results in early March 2022 and will hold a conference call to discuss the results.

About Avino

Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on Twitter at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here

February 10, 2022 - Avino Silver & Gold Mines Ltd. – News Release

Avino 2022 Outlook - Looking Forward to a Prosperous Year;

And Review of 2021 Milestones Achieved

On Behalf of the Board

“David Wolfin”

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the amended mineral resource estimate for the Company’s Avino Property located near Durango in west-central Mexico (the “Avino Property”) with an effective date of January 13, 2021, prepared for the Company,  La Preciosa’s updated October 27, 2021 resource estimate and references to Measured, Indicated, Inferred Resources, and anticipated  production and Capital Expenditures referred to in this press release. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. No assurance can be given that the Company’s Avino Property nor the La Preciosa Property have the amount of the mineral resources indicated in their reports,  that such mineral resources may be economically extracted, that the Company will be able to produce between 2.2M and 2.6M silver equivalent ounces, and that the Company will expend that anticipate Capital Expenditures indicated. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; the COVID-19 pandemic; volatility in the global financial markets; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. For more detailed information regarding the Company including its risk factors, investors are directed to the Company’s Annual Report on Form 20-F and other periodic reports that it files with the U.S. Securities and Exchange Commission.

References to Measured & Indicated Mineral Resources and Inferred Mineral Resources in this press release are terms that are defined under Canadian rules by National Instrument 43-101 (“NI 43-101”). U.S. Investors are cautioned not to assume that any part of the mineral resources in these categories will ever be converted into Reserves as defined under SEC Industry Guide 7.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.